April 7, 2016

VIA EDGAR CORRESPONDENCE

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Virtus Total Return Fund (the “Registrant”) SEC File Numbers 333-120988 and 811-21680

Dear Ms. Dubey:

This letter is being submitted on behalf of the Registrant and in response to a preliminary proxy statement filed by Bulldog Investors, LLC (“Bulldog”) on March 28, 2016 (SEC Accession No. 0001504304-16-000162) (the “Bulldog Proxy”). The Bulldog Proxy includes two separate shareholder proposals with respect to the Registrant: (i) the nomination of an individual to serve on the Board of Trustees (the “Board”) of the Registrant and (ii) the submission of a non-binding proposal to direct the Board to promptly pursue a plan of liquidation of the Registrant (the “Liquidation Proposal”). The Bulldog Proxy indicates that Bulldog and its affiliates intend to submit these proposals for a vote at the upcoming 2016 annual shareholder meeting of the Registrant and intends to solicit proxies by mail (or other means) in relation to these proposals in advance of the meeting.

We would like to highlight certain significant deficiencies in the Bulldog Proxy to the Securities and Exchange Commission staff (the “Staff”) both to assist the Staff with its review of the Bulldog Proxy and to encourage the Staff to take any necessary remedial actions with respect to the Bulldog Proxy in advance of Bulldog’s (and its affiliates’) proxy campaign. After reviewing and considering the Bulldog Proxy, and as described further below, we believe that the description of the Liquidation Proposal in the Bulldog Proxy is materially deficient and does not provide shareholders with a complete understanding of the liquidation process and the attendant costs and other implications. We urge the Staff to require Bulldog to provide in the Bulldog Proxy remedial disclosure concerning the Liquidation Proposal.

In relevant part, with respect to the Liquidation Proposal, the Bulldog Proxy simply states that the “purpose of [the Liquidation Proposal] is to eliminate the [Registrant]’s persistent trading discount and thus, to allow all shareholders to realize its NAV.” Bulldog does not provide any further discussion about the liquidation process or the attendant costs and other implications, which are numerous and substantial, and we urge the Staff to require Bulldog to do so.

As Bulldog is well aware, the liquidation process is a lengthy process and does not guarantee, and will likely not result in, the Registrant realizing the full value of its current portfolio holdings. The Bulldog Proxy misleadingly suggests otherwise in stating that the Liquidation Proposal will allow all shareholders to liquidate out of the Registrant at the net asset value. Although technically silent as to what the anticipated net asset value realized will be, the Bulldog Proxy implies that the shareholders would receive their pro rata share of the full value of the Registrant’s current portfolio holdings through a liquidation. Not only is this not a guaranteed result, this result is unlikely, and Bulldog should explain why.

In particular, the liquidation process may not result in shareholders receiving a particular anticipated net asset value because the liquidation process would force the Registrant to sell portfolio holdings relatively quickly, which could cause the portfolio managers of the Registrant to sell holdings at a time when, from an investment perspective, it would be inadvisable to do so, either because a security’s price is below its perceived value or because the investment might not by then have achieved its expected potential. To the extent that this occurs, the Registrant would not realize its full net asset value through the liquidation process. In addition to potentially having to sell portfolio holdings at depressed prices during the liquidation process, the Registrant may also incur significant transaction costs during the entirety of the liquidation process. As both Bulldog and the Staff are aware the transactions costs that would be involved in selling portfolio holdings are not reflected in the values of equity securities in the Registrant’s portfolio and may not be fully reflected in the values of fixed income securities, each as used to compute the Registrant’s net asset value.

In providing such a brief description of the liquidation process, the Bulldog Proxy also fails to explain that the sale of portfolio holdings during the liquidation process may also force shareholders holding through taxable accounts to recognize taxable gains on their investments in the Registrant. This would occur where the Registrant has unrealized capital gains. Ordinarily, the Registrant’s portfolio managers would attempt to minimize the realization of any such unrealized capital gains in a tax efficient manner as part of their overall investment process, thereby limiting any adverse tax consequences generated by the Registrant’s transactions. However, the forced sale of all of the Registrant’s portfolio holdings during the liquidation process would prohibit the portfolio managers from managing the portfolio on a tax efficient basis, which may result in the realization of significant taxable gains for shareholders holding through taxable accounts.

The fact that Bulldog does not possess detailed non-public information about the makeup of the Registrant’s portfolio, including the extent of unrealized gains, is not an excuse for Bulldog’s ignoring completely any notion of the obvious: that a liquidation will interrupt and potentially adversely affect the investment process and incur transactions costs and may result in the realization of gains.

Without providing an adequate discussion of the liquidation process (including in general terms the attendant costs and investment and tax implications), the description of the Liquidation Proposal in the Bulldog Proxy does not provide shareholders with all material information needed to make an informed decision on the proposal and in our view would be misleading. Accordingly, we respectfully request that the Staff require Bulldog to include in the Bulldog Proxy adequate disclosure regarding the liquidation process, with such discussion including, without limitation, the concerns raised in this letter.

We trust that the foregoing will assist the Staff in its review of the Bulldog Proxy. Please call the undersigned at (617) 728-7167 if you wish to discuss this correspondence further.

Sincerely,

/s/ Christopher P. Harvey

Christopher P. Harvey

cc:	William Renahan, Secretary, Virtus Total Return Fund